July 27, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4238

Attention: Ms. Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining

Re:	Kinross Gold Corporation (“Kinross” or the “Company”)
Form 40-F for the Fiscal Year Ended December 31, 2011 (the “Filing”)
Filed March 30, 2012
File No. 001-13382

Dear Ms. Jenkins:

We have received your comment letter of June 27, 2012 regarding the Filing and provide our responses to the Staff comments below. For ease of reference, we have repeated the Staff comments in italicized type and followed each comment with our response.

Form 40-F for the Year Ended December 31, 2011
Financial Statements
Notes to the Financial Statements
Note 3 – Summary of Significant Accounting Policies
Exploration and evaluation (“E&E”) costs, page 16

1.
We note your policy for exploration and evaluation costs states that you expense such costs until such time as the company expects that mineral resources will be converted to mineral reserves within a reasonable period. Please explain to us in detail the criteria that you use to determine when to start capitalizing E&E costs.

Response:

The Company’s accounting policy is to expense E&E costs until such time as it is expected that mineral resources will be converted to mineral reserves within a reasonable period.

The application of this policy generally results in the capitalization of E&E costs for a particular exploration project prospectively from the point in time when the appropriate level of management approves a definition (or infill) drilling campaign budget, which seeks to convert an inferred resource to a measured and indicated resource.

www.kinross.com

It is at this point that management determines that there is an expected future benefit from continuing to define and understand an ore body such that economically recoverable reserves are highly likely to be mined within a reasonable period of time.

Note 6 – Acquisitions and Disposals, page 26

2.	We note your disclosures indicating that you allocated $5.5 billion, or 64%, of the purchase price associated with your acquisition of Red Back Mining Inc. to goodwill. We also note that you attribute the goodwill to “the optionality to develop additional higher cost reserves, intensifying efforts at developing the more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future.” Please address the following points:

a.
Tell us whether you separately identified the economic value that exists in a mining asset beyond the value attributable to proven and probable reserves and quantify the amount of purchase price allocated to this asset.

	b.	Explain how your characterization of goodwill, as described above, is consistent with the definition of goodwill found at Appendix A of IFRS 3.

Response(s):

a.
As disclosed in Note 3ix of the Company’s 2011 financial statements, business combinations are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition and the excess of the purchase price over such fair value is recorded as goodwill and allocated to the acquired Cash Generating Units (“CGUs”).

In determining the purchase price allocation for our acquisition of Red Back Mining Inc. (“Red Back”), the economic value that existed beyond proven and probable reserves was specifically identified and included in the fair value determination of the acquired net assets. As a result, economical value was attributed not only to proven and probable reserves (Tasiast - 7,563 Koz, and Chirano - 2,704 Koz) but also to value beyond proven and probable reserves (Tasiast - 20,355 Koz and Chirano - 2,412 Koz), which included measured and indicated resources, inferred resources and exploration potential. We define exploration potential as mineralization, quantified by Kinross’ geologists with a sufficient degree of confidence to include in Kinross’s acquisition fair value determination, but without the necessary level of measurement precision to enable it to be classified as a mineral reserve or resource as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects, published by the Canadian Securities Administrators. In addition, we also identified and attributed value to exploration land.

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Please see the table below for the value attributed to the above-mentioned categories that was reflected within the $3,205.4 million allocated to property, plant and equipment (including mineral interests) in our Red Back purchase price allocation as disclosed in Note 6(iii) of the Company’s 2011 Financial Statements.

	Tasiast	Chirano	Total
	(USD millions)	(USD millions)	(USD millions)

Proven & probable reserves, measured & indicated, and inferred resources	$1,309.0	$744.7	$2,053.7
Exploration potential	334.5	342.1	676.6
Exploration land	68.3	21.9	90.2
Fixed assets	231.0	153.9	384.9

	$1,942.8	$1,262.6	$3,205.4

b.
As disclosed in Note 6(iii) of the Company’s 2011 Financial Statements, the goodwill recognized in our acquisition of Red Back was attributed to various factors including the optionality to develop additional higher-cost reserves, to intensify efforts at developing the more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future.

The Company’s acquisition of Red Back included two primary operating properties and an extensive exploration land package. In Mauritania, we acquired approximately 3,400 square kilometers of exploration rights, in Ghana approximately 1,750 square kilometers and in the Côte d’Ivoire a further 2,650 square kilometers. The economic value attributed to this acquired exploration land package was included in the purchase price allocation (as exploration land in the table above). In addition, elements of this extensive land package had already been identified by Kinross’ geologists as being very likely to include economically recoverable gold and were attributed economic value that was also included in the purchase price allocation (as exploration potential in the table above). However, the full exploration potential inherent in this land package could not be ascertained without considerable future exploration work.

In addition, if gold prices rise, the Company may develop higher-cost reserves by increasing the cut-off grade gold price beyond that reflected in the current life of mine plan at either Tasiast or Chirano or both.

Collectively, these opportunities are what we refer to as the “optionality to develop higher-cost reserves, to intensify efforts at developing the more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future”. These opportunities represented a future potential economic benefit which could not be quantified and valued at the acquisition date and were thus classified as goodwill. The characterization of these future potential economic benefits as goodwill is consistent with Appendix A of IFRS 3 which defines goodwill as “an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized.”

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Note 8 – Impairment, page 39

3.	We note your disclosure indicating that the $2.9 billion goodwill impairment charge related to your Tasiast and Chirano CGUs was “a result of changes in market conditions, including industry-wide increases in capital and operating costs, a decline in industry-wide valuations as at year-end and the company’s growing understanding of the Tasiast project parameters, including its analysis of a draft mine plan.” Please address the following points:

	a.	Clarify the types of new information you obtained about the Tasiast project parameters and how the information affected your estimates of the life of mine plans.

	b.	Specify the significant inputs and assumptions that were changed in the impairment test from 2010 to 2011, describing the reasons for each of the changes and their impact on your testing results.

Response(s):

a.
The Company disclosed new information about the Tasiast project parameters in its January 16, 2012 news release as follows: “…Kinross will explore project development alternatives to those included in the original Tasiast scoping study, with the objective of improving project economics and reducing overall project execution risk. This will include an assessment of various ore processing options – milling, heap leaching and different combinations of both – which have emerged from the following recent analysis of infill drilling:

■
The infill drilling program has provided a better understanding of the geology and distribution of the gold mineralization, including the presence of a higher-grade core and significant tonnage of lower-grade halo material which may be better suited to a heap leaching program.

■
The distribution of mineralization within the orebody indicates that near-surface lower-grade material may be more profitably developed with less capital intensive heap leaching in combination with carbon-in-leach (“CIL”) milling.

	■	Engineering analysis indicates that heap leaching may offer significant benefits if developed early in the Tasiast expansion sequence.”

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The Company advanced its understanding of the Tasiast project through extensive infill drilling of the ore body (in 2011, an aggregate total of 3,074 holes for 442,779 meters were drilled), additional engineering studies and economic analysis. The data from this infill drilling became available for analysis in the fourth quarter of 2011.

The primary types of new information obtained about Tasiast’s project parameters and their effect on estimates of Tasiast’s life of mine plan include:

●
Ore body understanding: The increased understanding of the Tasiast gold deposit, including the geology, distribution of gold mineralization and higher operating costs (see below), resulted in decreased estimates of the amount of economically recoverable gold ore. The effect of this new information on Tasiast’s life of mine plan included a change in the design of the mine to a smaller pit shell to reflect the decrease in economically recoverable ore. This resulted in a reduction in the total estimated number of potential gold ounces produced, and lower cash flow and value.

●
Operating cost estimates: Estimates of the life of mine operating costs, including mining and processing costs, have increased as a result of (i) significant industry-wide cost escalations for such inputs as labour, consumables, maintenance and power costs, and (ii) refinement of preliminary cost estimates due to an increased understanding of the general costs of operating in Mauritania, where Kinross had never previously operated. The incorporation of these higher operating costs in to Tasiast’s life of mine plan rendered some previously economic ore uneconomic, which was reflected in the smaller pit shell design (noted above) and resulted in a reduction in total estimated gold ounces produced. The higher estimated operating costs and lower gold ounces produced resulted in lower cash flow and value.

In addition to the above noted changes in Tasiast’s life of mine plan, as previously disclosed, estimates of capital expenditures to both construct the Tasiast project and to sustain future operations increased as a result of significant industry-wide cost escalations and refinements of preliminary cost estimates. These capital costs increases also reduced Tasiast’s overall cash flow and value.

b.
In addition to the changes in the Tasiast life of mine plan between the acquisition date and the annual impairment testing at December 31, 2011, other significant inputs and assumptions that were changed are set out below. The effect of these changes on the Tasiast and Chirano CGU valuations reflects the effect of each change in isolation. For further information on how each of the inputs and assumptions are determined, please refer to our response to Question 4 in this letter.

www.kinross.com	Page 5 of 11

The purchase price allocation for the acquisition of Red Back was not finalized at December 2010, and so goodwill had not yet been allocated to the Tasiast and Chirano CGUs. The relevant changes in significant inputs and assumptions set out below are those which occurred between September 2010, the acquisition date, and December 2011, since there were no significant changes in the significant inputs and assumptions between September 2010 and December 2010.

i)	Long-term commodity prices

The long-term gold price used in our impairment testing as at December 31, 2011 was higher than that used in the valuation at the acquisition date. The increase in long-term gold price was a result of higher current prices, forward prices, and forecasts of future prices prepared by industry analysts, and had the effect of increasing the net asset value (“NAV”) for both the Tasiast and Chirano CGUs.

ii)	Discount rates

The discount rates used for both the Tasiast and Chirano CGUs decreased in our impairment testing as at December 31, 2011 compared to those used in the acquisition date valuations. The decreases were a result of lower computations of real weighted average cost of capital for each of Mauritania and Ghana, which took into account geopolitical risk. The impact of the decreases in discount rates had the effect of increasing the NAV for both the Tasiast and Chirano CGUs.

iii)	Cash costs of production

Life of mine cash costs of production for both the Tasiast and Chirano CGUs increased in our impairment testing as at December 31, 2011 compared with our acquisition date valuations. The increases were a result of higher mining and processing costs including labour, consumables, maintenance and power costs and had the effect of decreasing the NAV for both the Tasiast and Chirano CGUs.

iv)	Capital expenditures

Estimated capital expenditures were increased in our impairment testing as at December 31, 2011 as compared to the acquisition date valuation for the Tasiast CGU. This increase was a result of industry-wide cost escalations and had the effect of decreasing the NAV for the Tasiast CGU.

v)	Foreign exchange rates

Long-term foreign exchange rates were changed in our impairment testing as at December 31, 2011 as compared to our acquisition date valuations for the Tasiast and Chirano CGUs to reflect a stronger US dollar relative to local currencies. These changes were the result of changes in long-term projections of foreign exchange rates obtained from independent sources of economic data, and had the impact of increasing the NAV for each of the two CGUs.

vi)	NAV multiples

NAV multiples applied to the Tasiast and Chirano net asset values decreased in our December 31, 2011 impairment testing as compared to the NAV multiples included in our acquisition date valuations. The decrease in the NAV multiples was a result of observed changes in NAV multiples for comparable gold mining companies, and had the effect of decreasing the valuation of both the Tasiast and Chirano CGUs.

www.kinross.com	Page 6 of 11

4.
We note that the carrying amount of goodwill for Tasiast CGU is significant in comparison to your total goodwill as of December 31, 2011. We also note that the recoverable amount of your cash generating units is determined as the fair value less costs to sell. Please disclose the following:

a.
a description of management’s approach to determining the values assigned to each key assumption, whether those values are derived from past experience or, if appropriate, are consistent with external sources of information.

	b.	if the fair value less costs to sell is determined using discounted cash flow projections, please include the disclosures in IAS 36 paragraph 134(e).

c.
Considering that the recoverable amount is equal to the carrying amount, discuss if a reasonably possible change in key assumptions on which management based its determination of recoverable amount in 2011 can cause the carrying amount to exceed its recoverable amount. Refer to IAS 36, paragraph 134.

Response(s):

a.
As disclosed in Note 8 of the Company’s 2011 Financial Statements, the key assumptions used in determining the recoverable amount (fair value less costs to sell) for each CGU are i) long-term commodity prices, ii) discount rates, iii) cash costs of production, iv) capital expenditures, v) foreign exchange rates, and vi) NAV multiples.

The approach to determining recoverable amount, including these key assumptions, is disclosed in Note 3ix of the Company’s 2011 Financial Statements, Goodwill, and is further clarified as follows:

	i)	Long-term commodity prices

The Company’s estimates of long-term commodity prices (or future metals prices) are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These price projections are collected using information available as of each valuation date. The estimates of future metal prices often differ from current price levels, but the methodology used is consistent with how a market participant would assess future long-term metals prices.

	ii)	Discount rates

The discount rate applied to the net future cash flows to arrive at a net present value, or NAV, of each CGU is based on a real weighted average cost of capital by country to account for geopolitical risk. The weighted average cost of capital methodology uses data derived from external sources.

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iii & iv) Cash costs of production and capital expenditures

The estimates of future cash costs of production and capital expenditures for each CGU are based on the long-term life of mine plans, which are updated for each CGU on an annual basis. The Company’s life of mine plans are based on detailed research, analysis and modeling to maximize the NAV of each CGU. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries and capacities of available extraction, haulage, processing equipment, and other factors. Therefore, the life of mine plan is the appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures. Oil prices, which are a significant component of cash costs of production, are based on the current oil price, forward oil prices and forecasts of future oil prices from third party sources. The life of mine plans have been determined using cash flow projections from financial budgets approved by senior management covering the estimated life of each CGU.

v)	Foreign exchange rates

The cost projections included in each CGU’s discounted cash flow analysis include forecasts of both local currency and US dollar capital and operating expenditures. Costs incurred in currencies other than the US dollar are translated to US dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data.

vi)	NAV multiples

Since public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, a market participant would generally apply a NAV multiple when estimating the fair value of a gold mining property. Consequently, the Company estimates the fair value of each CGU by applying a market NAV multiple to the NAV of each CGU.

When selecting NAV multiples for each CGU, the Company considered the trading prices and NAV estimates of comparable gold mining companies, obtained from equity analysts, as at each valuation date. The selected NAV multiple applied to each CGU also took into consideration, among other factors: expected production growth in the near term; average cash costs over the life of the mine; potential remaining mine life; and stage of development of the asset.

www.kinross.com	Page 8 of 11

b.
IAS 36, paragraph 134(e) states: “…if the unit’s (group of units’) recoverable amount is based on fair value less costs to sell, the methodology used to determine fair value less costs to sell. If fair value less costs to sell is not determined using an observable market price for the unit (group of units), the following information shall also be disclosed:

(i)
a description of each key assumption on which management has based its determination of fair value less costs to sell. Key assumptions are those to which the unit’s (group of units’) recoverable amount is most sensitive.

(ii)
a description of management’s approach to determining the value (or values) assigned to each key assumption, whether those values reflect past experience or, if appropriate, are consistent with external sources of information, and, if not, how and why they differ from past experience or external sources of information.

If fair value less costs to sell is determined using discounted cash flow projections, the following information shall also be disclosed:

	(iii)	the period over which management has projected cash flows.

	(iv)	the growth rate used to extrapolate cash flow projections.

	(v)	the discount rate(s) applied to the cash flow projections.”

We believe that the disclosures in the Company’s 2011 Financial Statement Note 3ix, Goodwill, (“Note 3ix”) satisfy all of the disclosure requirements of IAS 36, paragraph 134(e) as noted below:

(i)
the key assumptions (as listed in the Company’s 2011 Financial Statement Note 8) used in the determination of the recoverable amount, being fair value less cost to sell, are more fully described in Note 3ix. The types of key assumptions for each of the Company’s CGUs are the same.

	(ii)	A description of the approach to determining each of these key assumptions is also included in Note 3ix. The types of key assumptions for each of the Company’s CGUs are the same.

	(iii)	The period over which cash flows are projected is included in Note 3ix as a range of between 6 and 45 years.

	(iv)	The cash flows are not extrapolated. Instead, the explicit long-term cash flows from the life of mine plans are used directly as the cash flow inputs to the discounted cash flow calculations.

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	(v)	The real discount rates applied to the projected cash flows are disclosed in Note 3ix as a range of between 4.37% and 8.54% for the goodwill impairment analysis as at December 31, 2011.

c.
We have considered the disclosure requirement in IAS 36, paragraph 134(f) and as a result have disclosed in Note 8 of the Company’s 2011 Financial Statements that the recoverable amount for Tasiast is equal to its carrying amount, after giving effect to the goodwill impairment charge described in that note. We understand the purpose of the disclosure specified in IAS 36, paragraph 134 is to enable a user of the financial statements to assess the sensitivity of the recorded carrying amount to changes in assumptions used in determining the recoverable amount. In the case of Tasiast, any further unfavorable change in key assumptions would have resulted in a lower recoverable amount, and therefore a further impairment. Therefore, we considered the disclosure as described above to be sufficient, and as such, no further disclosure of sensitivity has been provided in this regard.

Note 22, Transition to IFRS, page 74

5.
We note your election on borrowing costs to apply IAS 23 prospectively and reverse previously capitalized borrowing costs resulted in a reduction in the carrying value of property, plant and equipment of $59.5 million in your opening balance sheet. Please explain how the reversal of the previously capitalized borrowing costs was determined and whether or not it included amounts that were capitalized prior to the date of transition.

Response:

As disclosed in Note 22ii(c) of the Company’s 2011 Financial Statements, the reversal of previously capitalized borrowing costs represented the reversal of all borrowing costs that had previously been capitalized under Canadian generally accepted accounting principles (“Canadian GAAP”), with the impact that no borrowing costs were capitalized in the opening balance sheet as at January 1, 2010 and only borrowing costs incurred subsequent to January 1, 2010 were capitalized in accordance with IAS 23 on qualifying assets for which expenditures began after January 1, 2010.

As described in Note 22iv(f) of the Company’s 2011 Financial Statements, under Canadian GAAP the Company had adopted a policy to capitalize borrowing costs attributable to property, plant and equipment under certain conditions. The reversal of the previously capitalized borrowing costs was calculated based on the Canadian GAAP balances for capitalized borrowing costs as at December 31, 2009, which had been tracked as a separate component of the asset balances, and included all capitalized borrowing costs capitalized to that date under Canadian GAAP.

www.kinross.com	Page 10 of 11

Closing Comments

Response:

Kinross acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing, and Kinross may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*          *          *

We are available to discuss any of the foregoing at your convenience. Please contact either the undersigned by telephone at 647-788-4134 or by email at Paul.Barry@Kinross.com or Geoffrey P. Gold, Executive Vice-President and Chief Legal Officer by telephone at 416-365-2565 or by email at Geoff.Gold@Kinross.com should you wish to so discuss.

Sincerely,
KINROSS GOLD CORPORATION

Paul H. Barry
Executive Vice-President and Chief Financial Officer

cc: Geoffrey P. Gold, Executive Vice-President and Chief Legal Officer, Kinross Gold Corporation

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